EXHIBIT 99.1


                     AMENDMENT NUMBER TWO TO THE
                   DOSKOCIL COMPANIES INCORPORATED
                      1992 STOCK INCENTIVE PLAN


          Pursuant to the right of Doskocil Companies
Incorporated ("Doskocil") to amend the Doskocil Companies Incorporated 1992 Stock Incentive Plan (the "Plan") as set forth in Section XI.1 thereof, and, with respect to the increase in the number of shares reserved for issuance thereunder, as authorized by Doskocil's stockholders on May 16, 1995, the Plan is amended as follows:

          The title of the Plan shall be the "Foodbrands America, Inc. 1992 Stock Incentive Plan" and all references to Doskocil shall be deemed to refer instead to Foodbrands America, Inc.

          Section IV.1(a) is hereby deleted in its entirety and replaced with the following:

          Subject to Article X, the aggregate number of shares of Common Stock made subject to Awards may not exceed 1,900,000.